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                           May 31, 2022

       Christopher Giordano
       President and Chief Executive Officer
       Tenax Therapeutics, Inc.
       ONE Copley Parkway, Suite 490
       Morrisville, North Carolina 27560

                                                        Re: Tenax Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 25, 2022
                                                            File No. 333-265209

       Dear Mr. Giordano:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              S. Halle Vakani